iTrackr Systems, Inc.
1191 E Newport Center Dr.
Suite PH-D
Deerfield Beach, FL 33442

August 22, 2011

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington D.C., 20549

Re:	iTrackr Systems, Inc.
Request to Withdraw Registration Statement
Registration No. 333-166275

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (“Securities Act”), iTrackr Systems, Inc. (the “Company”) hereby requests the withdrawal of its Post Effective Amendment No.2 to its registration statement on Form S-1, initially filed on August 19, 2011, Registration No. 333-166275 (the “Registration Statement”).

The Registration Statement is being withdrawn because the document was tagged an S-1/A when it should be Tagged POS AM.  The Registration Statement has not been declared effective by the Securities and Exchange Commission (“Commission”).  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company intends to re file the Post Effective Amendment No.2 properly tagged as an POS AM.  No other changed will be made to the document.

Very truly yours,

iTrackr Systems, Inc.

By:	/s/John Rizzo
John Rizzo
Chief Executive Officer